SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q4’21 Earnings Results

I. Performance in Q4 2021 – IFRS Consolidated Financial Data

				(Unit: KRW B)
Item	Q4 20	Q3 21	Q4 21	QoQ	YoY
Quarterly Results
Revenues	7,493	7,223	8,807	+22%	+18%
Operating Income	678	529	476	-10%	-30%
Income before Tax	416	609	236	-61%	-43%
Net Income	615	464	180	-61%	-71%

II. IR Event of Q4 2021 Earnings Results

1. Provider of Information: IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q4’21 Earnings Results of LG Display

4. Date & Time:	04:00PM on January 26, 2022 (KST)

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com/eng

6. Contact Information

1) Head of IR:

Suk Heo, Director, Head of IR Division (82-2-3777-1010)

2) Main Contact for Disclosure-related Matters:

Jinjoo Kim, IR Manager, IR Team (82-2-3777-0748)

3) Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Earnings Results is accessible on

IR homepage of LG Display Co., Ltd. at www.lgdisplay.com/eng

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis.

iii.	Financial data for Q4’21 are unaudited. They are provided for the convenience of investors and can be subject to change.

iv.

Pursuant to our early adoption of certain amendments to “K-IFRS No. 1016 Property, Plant and Equipment: Proceeds before Intended Use,” we have retroactively restated our results of operations for the year ended December 31, 2020.

Attached:	Press Release

LG Display Reports Fourth Quarter 2021 Results

SEOUL, Korea (Jan. 26, 2022) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2021.

◆

Revenues in the fourth quarter of 2021 increased by 18% to KRW 8,807 billion from KRW 7,493 billion in the fourth quarter of 2020 and increased by 22% from KRW 7,223 billion in the third quarter of 2021.

◆

Operating profit in the fourth quarter of 2021 recorded KRW 476 billion. This compares with the operating profit of KRW 678 billion in the fourth quarter of 2020 and with the operating profit of KRW 529 billion in the third quarter of 2021.

◆	EBITDA in the fourth quarter of 2021 was KRW 1,645 billion, compared with EBITDA of KRW 1,6 billion in the fourth quarter of 2020 and with EBITDA of KRW 1,696 billion in the third quarter of 2021.

◆

Net income in the fourth quarter of 2021 was KRW 180 billion, compared with the net income of KRW 615 billion in the fourth quarter of 2020 and with the net income of KRW 464 billion in the third quarter of 2021.

LG Display registered KRW 29.9 trillion in revenues and KRW 2.2 trillion in operating profit in 2021.

LG Display recorded all-time high revenue in 2021 with a year-on-year increase of 23% compared to the revenue of KRW 24.3 trillion in 2020. The company’s annual operating profit surpassed KRW 2 trillion, moving it into the black in three years. These results are in large part due to the strengthening position of large-sized OLED panels in the premium TV market, solidifying its small and mid-sized OLED businesses, and structural innovation in the LCD business focusing on high-end IT products.

LG Display marked its quarterly record-high revenue of KRW 8,807 billion in the fourth quarter of 2021 with a year-on-year increase of 18% and a quarter-on-quarter increase of 22%. This is attributed to its enhanced business structure’s increased production of OLEDs and increased panel shipments for IT products. The company saw KRW 476 billion in operating profit compared to KRW 678 billion in the fourth quarter of 2020, mainly due to the decline in LCD TV panel prices and the one-off costs occurring at the end of the year.

LG Display registered KRW 180 billion in net income and KRW 1,645 billion in EBITDA along with an EBITDA margin of 19% in the fourth quarter.

Panels for TVs accounted for 27% of the revenues in the fourth quarter of 2021, panels for IT devices including monitor, laptop, and tablet accounted for 42%, and those for mobile devices and others accounted for 31%.

Despite slowing demand, LG Display will secure and stabilize its business operation by continuously focusing on minimizing market volatility caused by COVID-19. Thus, the company plans to expand its business with customers based on strategic cooperation rather than leaving the company vulnerable to market fluctuations. Furthermore, with its OLED technology, the company aims to enter new business areas such as gaming and transparent displays which will deliver new customer values and experiences.

Meanwhile, LG Display’s large-sized OLED business continued to strengthen its position in the premium market despite the overall TV market declining by 13% in 2021. OLED TV panel shipments increased by more than 70% in 2021 compared to the previous year, turning into profit in the second half and reaching a break-even point for the year. This year, the company will further expand its profitability by leveraging its strengthened business capabilities and by achieving a year-on-year growth of over 20% in panel shipments.

LG Display plans to apply its OLED.EX to all OLED TV panel series starting from the second quarter of 2022, aiming to strengthen its position in the premium TV market. The company’s newly-unveiled OLED.EX is the next-generation TV panel technology which increases brightness by 30% by applying deuterium technology and personalized algorithms to organic light emitting devices, which are the most important elements of creating OLED’s excellent picture quality. It also precisely expresses natural colors and boasts a reduced bezel thickness of 30%.

For the small and mid-sized OLED business, the company will further improve its profitability through a new model launch in the second half of the year as well as expand high-end products in the mobile sector. LG Display also aims to preoccupy the mid-sized premium OLED market through its differentiated competitiveness. In the LCD sector, it will proceed with a choose and focus strategy centered around high-end IT products.

LG Display additionally announced a dividend policy with respect to the fiscal years 2021 to 2023 and expects to maintain a dividend pay-out ratio of around 20% of its consolidated net profit to enhance shareholder value. In this regard, LG Display’s Board of Directors decided on a dividend of KRW 650 per common share, with a total dividend value of KRW 233 billion. The decision is subject to the approval of the forthcoming Annual General Meeting of Shareholders in March, 2022.

“Although the supply and demand chain may remain volatile as the effects of COVID-19 linger, we are prepared to respond to market changes and stabilize our business operations,” said Kim Sung-hyun, CFO and Senior Vice President of LG Display. “Our OLED panels have built the basis for profitable growth and we also plan to stabilize our profit structure in the LCD sector by shifting our focus to high-end IT products.”

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on January 26, 2022 starting at 4:00 PM Korea Standard Time (KST) to announce the fourth quarter of 2021 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2021Q4_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 63,360 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Jun-hyuk Choi, Vice President and Head of Public Relations

Email: junechoi@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 26, 2022	By:	/s/ Suk Heo

(Signature)

Name: Suk Heo
Title: Director / Head of IR Division